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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)*

                            ------------------------
                          EXIGENT INTERNATIONAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                            ------------------------

                        MANATEE MERGER CORP. (OFFEROR),
                          A WHOLLY OWNED SUBSIDIARY OF

                               HARRIS CORPORATION
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                           (INCLUDING THE ASSOCIATED
         SERIES B JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   302056106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            SCOTT T. MIKUEN, ESQUIRE
                               HARRIS CORPORATION
                            1025 WEST NASA BOULEVARD
                            MELBOURNE, FLORIDA 32919
                                 (321) 727-9100
                 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO
                           T. MALCOLM GRAHAM, ESQUIRE
                              HOLLAND & KNIGHT LLP
                         50 N. LAURA STREET, SUITE 3900
                          JACKSONVILLE, FLORIDA 32202
                                 (904) 353-2000
                            ------------------------
                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
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
                    $23,052,159                                          $4,610.43
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

 * For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 6,044,401 outstanding shares of common stock, par value $.01 per share, of Exigent International, Inc. (the "Shares"), (ii) the tender offer price of $3.55 per Share, (iii) 15,132 shares of Class A Preferred Stock, par value $.01 per share, of Exigent International, Inc., which shares are convertible into Shares and have an aggregate value of $53,718, and (iv) 1,966,496 options to acquire Shares with an exercise price of less than $3.55 under Exigent International, Inc.'s (i) Incentive Stock Option Plan 1Q (Non-Qualified),
   (ii) Incentive Stock Option Plan 3Q, (iii) Incentive Stock Option Plan 4Q,
   (iv) Independent Directors Stock Option Plan (5NQ), (v) Stock Option Plan 6Q, and (vi) Exigent International, Inc. Omnibus Stock Option and Incentive Plan, with an aggregate value of $1,540,819. Based on the foregoing, the transaction value is equal to the sum of (1) the product of the number of outstanding Shares and $3.55 per Share, (2) the product of the number of outstanding shares of Class A Preferred Stock and $3.55 per share, and (3) the product of (A) 1,966,496 Shares which are subject to options to purchase Shares with an exercise price of less than $3.55 per share and (B) the difference between $3.55 per Share and the exercise price per Share of such options.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities
   Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.


[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



AMOUNT PREVIOUSLY PAID: $4,610.43                            FILING PARTY: MANATEE MERGER CORP.
FORM OR REGISTRATION NO.: 005-53237                          DATE FILED: APRIL 17, 2001


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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ITEM 12. EXHIBITS.



     Item 12 of the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 17, 2001 by Manatee Merger Corp., a Delaware corporation and a wholly owned subsidiary of Harris Corporation, a Delaware corporation, hereby is amended and supplemented to include the following exhibit:



(a)(1)(I)  Press Release, issued by Harris on April 18, 2001





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                                   SIGNATURE

AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


Dated: April 18, 2001


                                          HARRIS CORPORATION


                                          By: /s/ SCOTT T. MIKUEN

                                            ------------------------------------

                                            Scott T. Mikuen


                                            Corporate & Finance Counsel and
                                              Assistant Secretary


                                          MANATEE MERGER CORP.


                                          By: /s/ SCOTT T. MIKUEN

                                            ------------------------------------

                                            Scott T. Mikuen


                                            Assistant Secretary



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                                 EXHIBIT INDEX


EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(1)(I)    Press Release, issued by Harris on April 18, 2001





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